SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that Eletrobras obtained, on this date, the Governance Indicator Certification - IG-SEST Level 1 (level of excellence).

The IG-SEST indicator was launched on June 29, 2017 and represents a continuous monitoring instrument developed by SEST (Secretariat of Coordination and Governance of State Owned Companies) and MPDG (Ministry of Planning, Development and Management) in order to comply with the requirements of Law 13,303/2016, "State-owned Companies Responsibility Law", regulated by Decree No. 8,955/2016 and guidelines established by the Inter-Ministerial Commission on Corporate Governance and Administration of Corporate Shareholdings of the Federal Government - CGPAR, which seek to implement the best market practices and a higher level of excellence in corporate governance.

The IG-SEST is an innovation developed by SEST, which will bring greater effectiveness and transparency in the follow-up of good governance practices by federal state-owned companies with direct control and, consequently, greater benefits to society, through improved service delivery, attendance and results favorable to the Brazilian economy.

As announced to the market, under the 2017-2021 Business and Management Master Plan ("PDNG"), the Company established one of the Governance and Compliance goals to implement actions for index listing and obtaining Corporate Governance stamps.

In this context, such certification, for the first year of the Indicator, demonstrates the commitment of the Company, its managers and employees to continuously promote the improvement of its business activities, based on ethics, transparency and corporate sustainability, according to the guidelines and corporate identity of its Strategic Plan.

Rio de Janeiro, November 10, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.